

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

Stephen E. Riffee
Executive Vice President and Chief Financial Officer
Washington Real Estate Investment Trust
1775 Eye Street, NW
Suite 1000
Washington, DC 20006

> Re: **Washington Real Estate Investment Trust**
> **Form 10-K**
> **Filed March 2, 2015**
> **File No. 001-06622**

Dear Mr. Riffee:

We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief